December 9, 2004


Via Facsimile and U.S. Mail

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2


      Re:	On the Go Healthcare, Inc.
      	Amendment No. 1 to Form SB-2 filed on December 8, 2004
      	File No. 333-120633

Dear Mr. Turk:

	This is to advise you that the staff has reviewed only those portions of the above registration statement that relate to the selling shareholder and plan of distribution sections. We have the following comments in that regard. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment number 2. Please clarify how many securities from the prior registration statement remain available for sale taking into account the reverse stock split. To the extent securities remain under the prior registration statement please clarify the reasons for registering the additional common stock for resale by Dutchess at this time.

2. To the extent securities remain unsold from your prior registration statement, please tell us whether you intend to rely on
Rule 429 to bring any unsold securities from the prior registration statement forward to this registration statement.

3. Please revise to reflect that the shares were registered in March
2004, not March 2003.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Chris Edwards at (202) 942-2842.
You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.

Sincerely,



Pamela A. Long
Assistant Director

cc:		Amy Trombly
1163 Walnut St., Ste. 7
Newton, MA 02461
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Stuart Turk, President
On the Go Healthcare, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE